UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TransAtlantic Petroleum Corp.
Full Name of Registrant

Former Name if Applicable

Suite 1800, 444 – 5th Ave., SW Calgary
Address of Principal Executive Office (Street and Number)

Alberta, Canada T2P 2T8
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TransAtlantic Petroleum Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”), because the Company has simultaneously been preparing its Form 10-Q and engaging in activities related to its recent acquisition of Incremental Petroleum Limited (“Incremental”). The Company requires additional time to ensure the filing of a complete and accurate Form 10-Q and allow the Company’s independent registered public accountants to complete its review. The Company expects to file the Form 10-Q within the period described under Rule 12b-25(b)(2).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey S. Mecom	(214)	220-4323
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

TransAtlantic Petroleum Corp.
(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2009	By:	/s/ Jeffrey S. Mecom
		Name:	Jeffrey S. Mecom
		Title:	Vice President and Corporate Secretary

Exhibit A

to

Form 12b-25

Part IV, Item (3)

The Company anticipates that its Form 10-Q for the three months ended March 31, 2009 will contain results of operations that reflect a significant change from the corresponding period in 2008, due to the Company’s recent acquisitions of Incremental and Longe Energy Limited, and its resulting change in operations. The Company cannot reasonably estimate results of operations to be reported in the Form 10-Q until it finalizes the preliminary purchase price allocation for the acquisition of Incremental.

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